BELLATRIX EXPLORATION LTD.

1920, 800 5th Avenue S.W.

Calgary, Alberta, T2P 3T6

June 3, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Bellatrix Exploration Ltd.
Application for Qualification of Indenture on Form T-3 (File No. 022-29073)

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the 9.5% Third Lien PIK Toggle Notes due 2023, originally filed on April 23, 2019 (File No. 022-29073) (as amended, the “Form T-3”), of Bellatrix Exploration Ltd. (the “Company”).

On May 31, 2019, the Company filed Amendment No. 1 to the above referenced Form T-3. In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company hereby requests acceleration of the effective date of the above referenced Form T-3 to 4:00 p.m. Eastern Time, on Monday, June 3, 2019, or as soon as possible thereafter.

In connection with the filing of the Form T-3, the Applicants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Applicants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shelley Barber of Vinson & Elkins L.L.P., counsel to the Company, at (212) 237-0022 as soon as the Form T-3 has been declared effective or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Charles R. Kraus
Executive Vice President, General Counsel and Corporate Secretary

Cc:	Timothy S. Levenberg
U.S. Securities and Exchange Commission

Shelley A. Barber
Robert Kimball
Vinson & Elkins L.L.P.

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